1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   ☑          Form 40-F   ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes   ☐                     No   ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports First Quarter EPS of NT$0.73
Hsinchu, Taiwan, R.O.C., April 26, 2007 — TSMC today announced consolidated revenue of NT$64.90 billion, net income of NT$18.84 billion, and diluted earnings per share of NT$0.73 (US$0.11 per ADS unit) for the first quarter ended March 31, 2007.
Year-over-year, first quarter revenue decreased 16.6% while net income and diluted EPS decreased 42.2% and 42.3%, respectively. On a sequential basis, first quarter results represent a 13.4% decrease in revenue, and a decrease of 32.5% both in net income and in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
First quarter business was affected by inventory correction and seasonality, but revenue slightly exceeded the guidance given on January 25. Advanced process technologies (0.13-micron and below) accounted for 49% of wafer revenues with 90-nanometer process technology accounting for 22% and 65-nanometer about 1% of total wafer sales. Gross margin of 37.9% reached the mid point of the guidance, while operating margin of 27.5% was close to the high end of guidance. Net margin decreased 8.2 percentage points to 29% from the previous quarter.
“A majority of our customers’ excess inventory has been worked through in the first quarter and the recovery of our business is already in place,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Relative to the first quarter, the communication and consumer segments will rebound quite well while the computer segment will grow at a lower pace,” said Ho. “Based on our current business outlook, management’s expectations for second quarter 2007 performance are as follows”:
•	Revenue is expected to be between NT$73 billion and NT$75 billion;

•	Gross profit margin is expected to be between 42% and 44%;

•	Operating profit margin is expected to be between 32% and 34%.
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TSMC’s 2007 first quarter consolidated results :
(Unit: NT$ million, except for EPS)

	1Q07	1Q06	YoY	4Q06		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	64,897	77,850	(16.6)	74,963		(13.4)
Gross profit	24,610	37,727	(34.8)	34,453		(28.6)
Income from operations	17,877	30,902	(42.1)	27,407		(34.8)

Income before tax	20,068	32,919	(39.0)	29,508		(32.0)
Net income	18,839	32,607	(42.2)	27,912		(32.5)

EPS(NT$)	0.73 **	1.26 ***	(42.3)	1.08	****	(32.5)

*	2007 first quarter figures have not been approved by Board of Directors

**	Based on 25,820 million weighted average outstanding shares

***	Based on 25,805 million weighted average outstanding shares

****	Based on 25,815 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung
Vice President and CFO	Deputy Director, PR Department, TSMC	Media Relations Manager, TSMC
Tel: 886-3-566-4602	Tel: 886-3-505-5028	Tel: 886-3-505-5038
	Mobile: 0928-882607	Mobile: 886-911-258751
	Fax: 886-3-567-0121	Fax: 886-3-567-0121
	E-Mail: jhtzeng@tsmc.com	E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 26, 2007	By	/s/Lora Ho
Lora Ho
Vice President & Chief Financial Officer